UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarterly period ended September 30, 2007

Commission file number 001-33198

TEEKAY OFFSHORE PARTNERS L.P.
(Exact name of Registrant as specified in its charter)

Bayside House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X   Form 40- F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes   No   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes   No   X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2007

<u>INDEX</u>

PART I: FINANCIAL INFORMATION <u>PAGE</u>

Item 1. Financial Statements (Unaudited)

Report of Independent Registered Public Accounting Firm	3
Unaudited Consolidated Statements of Income for the three and nine months ended September, 2007 and 2006	4
Unaudited Consolidated Balance Sheets as at September 30, 2007 and December 31, 2006	5
Unaudited Consolidated Statements of Cash Flows for the nine months ended September 30, 2007 and 2006	6
Unaudited Consolidated Statements of Changes In Partners' Equity for the nine months ended September 30, 2007	7
Notes to the Unaudited Consolidated Financial Statements	8

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations 16

Item 3. Quantitative and Qualitative Disclosures about Market Risk 27

PART II: OTHER INFORMATION 29

SIGNATURES 30

ITEM 1 -   FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders of
Teekay Offshore Partners L.P.

We have reviewed the consolidated balance sheet of Teekay Offshore Partners L.P. (successor to Teekay Offshore Partners Predecessor) and subsidiaries (or the *Partnership*) as of September 30, 2007, the related consolidated statement of income for the three and nine months ended September 30, 2007 and 2006, the cash flows for the nine months ended September 30, 2007 and 2006, and the changes in consolidated partners' equity for the nine months ended September 30, 2007. These financial statements are the responsibility of the Partnership's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the consolidated financial statements referred to above for them to be in conformity with United States generally accepted accounting principles.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Partnership as of December 31, 2006, and the related consolidated statements of income, changes in partners' equity and cash flows for the year then ended (not presented herein), and in our report dated March 14, 2007, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet as of December 31, 2006, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Vancouver, Canada	/s/ ERNST & YOUNG LLP
October 31, 2007	Chartered Accountants

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)
(Successor to Teekay Offshore Partners Predecessor)
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U.S. dollars, except unit and per unit data)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2007	2006	2007	2006
	$	$	$	$
VOYAGE REVENUES (including $37,173 and $116,019 from related parties for the three and nine months ended September 30, 2007, respectively and $10,421 and $122,357 for the three and nine months ended September 30, 2006, respectively - *notes 10a, 10b, 10d, 10e, and 10h*)	192,050	152,646	571,991	539,370
OPERATING EXPENSES				
Voyage expenses	36,458	24,126	107,798	72,470
Vessel operating expenses	35,247	24,520	99,025	77,474
Time-charter hire expense	37,161	38,988	111,749	204,618
Depreciation and amortization	31,318	24,958	88,942	76,289
General and administrative (including $15,156 and $43,011 from related parties for the three and nine months ended September 30, 2007, respectively and $1,363 and $4,057 for the three and nine months ended September 30, 2006, respectively - *notes 10c, 10g, and 10i*)	15,731	13,983	47,153	57,452
Vessel and equipment writedowns and (gain) on sale of vessels *(note 14)*	-	(6,404)	-	(4,254)
Restructuring charge	-	353	-	806
Total operating expenses	155,915	120,524	454,667	484,855
Income from vessel operations	36,135	32,122	117,324	54,515
OTHER ITEMS				
Interest expense *(note 7)*	(21,578)	(13,845)	(57,640)	(38,349)
Interest income	1,784	1,041	4,268	4,332
Equity income from joint ventures	-	1,365	-	4,556
Foreign currency exchange (loss) gain	(4,372)	7,492	(14,329)	(11,196)
Income tax (expense) recovery *(note 12)*	(6,057)	4,518	(2,683)	(3,244)
Other income - net *(note 9)*	2,965	2,770	8,266	8,464
Total other items	(27,258)	3,341	(62,118)	(35,437)
Income before non-controlling interest	8,877	35,463	55,206	19,078
Non-controlling interest *(note 1)*	(6,763)	(3,162)	(42,546)	(3,576)
Net income	2,114	32,301	12,660	15,502
General partner's interest in net income	42	-	253	-
Limited partners' interest: *(note 15)*				
Net income	2,072	32,301	12,407	15,502
Net income per:				
- Common unit (basic and diluted)	0.21	2.56	0.91	1.23
- Subordinated unit (basic and diluted)	0.00	2.56	0.35	1.23
- Total unit (basic and diluted)	0.11	2.56	0.64	1.23
Weighted average number of units outstanding:				
- Common units (basic and diluted)	9,800,000	2,800,000	9,800,000	2,800,000
- Subordinated units (basic and diluted)	9,800,000	9,800,000	9,800,000	9,800,000
- Total units (basic and diluted)	19,600,000	12,600,000	19,600,000	12,600,000
Cash distributions declared per unit	0.35	-	0.75	-

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)
(Successor to Teekay Offshore Partners Predecessor)
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at September 30, 2007 $	As at December 31, 2006 $
ASSETS		
Current		
Cash and cash equivalents *(note 7)*	96,589	113,986
Accounts receivable, net	44,424	24,635
Net investment in direct financing leases - current	22,690	21,764
Prepaid expenses	31,750	24,608
Other assets	8,297	7,732
Total current assets	203,750	192,725
Vessels and equipment*(note 7)*		
At cost, less accumulated depreciation of $662,633 (December 31, 2006 - $581,994)	1,659,079	1,524,842
Net investment in direct financing leases	83,526	92,018
Other assets	30,240	38,198
Intangible assets - net *(note 5)*	58,122	66,425
Goodwill – shuttle tanker segment	127,113	127,113
Total assets	2,161,830	2,041,321
LIABILITIES AND PARTNERS' EQUITY		
Current		
Accounts payable	14,447	7,366
Accrued liabilities	34,167	42,987
Current portion of long-term debt *(note 7)*	18,980	17,656
Due to affiliate *(note 10k)*	10,378	16,951
Total current liabilities	77,972	84,960
Long-term debt *(note 7)*	1,430,421	1,285,696
Deferred income taxes	88,283	71,583
Other long-term liabilities	29,774	32,163
Total liabilities	1,626,450	1,474,402
Commitments and contingencies *(notes 7, 10, 11, 13 and 16)*		
Non-controlling interest	429,041	427,977
Partners' equity		
Partners' equity	102,321	133,642
Accumulated other comprehensive income *(note 8)*	4,018	5,300
Total partners' equity	106,339	138,942
Total liabilities and partners' equity	2,161,830	2,041,321

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)
(Successor to Teekay Offshore Partners Predecessor)
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Nine Months Ended September 30,	
	2007	2006
	$	$
Cash and cash equivalents provided by (used for)		
OPERATING ACTIVITIES		
Net income	12,660	15,502
Non-cash items:		
Depreciation and amortization	88,942	76,289
Non-controlling interest	42,546	3,576
Gain on sale of vessels	-	(6,404)
Loss on writedown of vessels and equipment	-	2,150
Deferred income tax expense	2,683	3,244
Equity income (net of dividends received: September 30, 2006 - $5,000)	-	540
Unrealized foreign currency exchange loss and other - net	13,222	8,397
Change in non-cash working capital items related to operating activities	(25,686)	16,422
Distribution from subsidiaries to non-controlling interest owners	(44,192)	(4,224)
Expenditures for drydocking	(31,673)	(22,415)
Net operating cash flow	58,502	93,077
FINANCING ACTIVITIES		
Proceeds from long-term debt	137,000	545,750
Scheduled repayments of long-term debt	(12,151)	-
Prepayments of long-term debt	(115,000)	(93,527)
Prepayments of capital lease obligation	-	(34,245)
Expenses from initial public offering of common units	(2,793)	-
Net advances to affiliate	-	(463,533)
Equity distribution to Teekay Corporation	-	(53,731)
Cash distributions paid	(15,000)	-
Net financing cash flow	(7,944)	(99,286)
INVESTING ACTIVITIES		
Expenditures for vessels and equipment	(13,341)	(21,370)
Purchase of Navion Bergen LLC and Navion Gothenburg LLC (*note 10j*)	(65,389)	-
Proceeds from sale of vessels and equipment	3,225	8,904
Investment in direct financing leases	(8,332)	(6,797)
Repayment of direct financing leases	15,882	13,897
Other	-	(12,646)
Net investing cash flow	(67,955)	(18,012)
Decrease in cash and cash equivalents	(17,397)	(24,221)
Cash and cash equivalents, beginning of the period	113,986	128,986
Cash and cash equivalents, end of the period	96,589	104,765

Supplemental cash flow information *(note 6)*

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)
(Successor to Teekay Offshore Partners Predecessor)
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS' EQUITY
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

	PARTNERS' EQUITY					
	Limited Partners					
	Common		Subordinated		General Partner	Accumulated Other Comprehensive Income	Total
	Units	$	Units	$	$	$	$
Balance as at December 31, 2006	9,800	134,714	9,800	(1,052)	(20)	5,300	138,942
Net income (January 1 – September 30, 2007)		8,932		3,475	253		12,660
Other comprehensive income:							
Unrealized gain on derivative instruments *(notes 8 and 11)*						84	84
Reclassification adjustment for gain on derivative instruments included in net income *(notes 8 and 11)*						(1,366)	(1,366)
Offering costs from public offering of limited partnership interests		(93)					(93)
Purchase of Navion Bergen LLC and Navion Gothenburg LLC from Teekay Corporation *(note 10j)*		(14,155)		(14,155)	(578)		(28,888)
Cash distributions		(7,350)		(7,350)	(300)		(15,000)
Balance as at September 30, 2007	9,800	122,048	9,800	(19,082)	(645)	4,018	106,339

The accompanying notes are an integral part of the unaudited consolidated financial statements.

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

1. Basis of Presentation

During August 2006, Teekay Corporation formed Teekay Offshore Partners L.P., a Marshall Islands limited partnership (the *Partnership*), as part of its strategy to expand in the marine transportation, processing and storage sectors of the offshore oil industry and for the Partnership to acquire, in connection with the Partnership's initial public offering of its common units, a 26.0% interest in Teekay Offshore Operating L.P. (or *OPCO*), consisting of a 25.99% limited partner interest to be held directly by the Partnership and a 0.01% general partner interest to be held through the Partnership's ownership of Teekay Offshore Operating GP L.L.C., OPCO's sole general partner.

Prior to the closing of the Partnership's initial public offering on December 19, 2006, Teekay Corporation transferred eight Aframax-class conventional crude oil tankers to a subsidiary of Norsk Teekay Holdings Ltd. (or *Norsk Teekay*) and one floating storage and offtake (or *FSO*) unit to Teekay Offshore Australia Trust. Teekay Corporation then transferred to OPCO all of the outstanding interests of four wholly-owned subsidiaries — Norsk Teekay, Teekay Nordic Holdings Inc. (or *Teekay Nordic*), Teekay Offshore Australia Trust and Pattani Spirit L.L.C. These four wholly-owned subsidiaries, the assets of which include the eight Aframax-class conventional crude oil tankers and the FSO unit, are collectively referred to as *Teekay Offshore Partners Predecessor* or the *Predecessor*. The excess of the price paid by the Partnership over the book value of these assets was $226.8 million and was accounted for as an equity distribution to Teekay Corporation. Immediately prior to the closing of the Partnership's initial public offering, Teekay Corporation sold to the Partnership the 25.99% limited partner interest in OPCO and its subsidiaries and a 100% interest in Teekay Offshore Operating GP L.L.C., which owns the 0.01% general partner interest in OPCO, in exchange for (a) the issuance to Teekay Corporation of 2,800,000 common units and 9,800,000 subordinated units of the Partnership and a $134.6 million non-interest bearing promissory note and (b) the issuance of the 2.0% general partner interest in the Partnership and all of the Partnership's incentive distribution rights to Teekay Offshore GP L.L.C., a wholly owned subsidiary of Teekay Corporation (or *the General Partner*). The Partnership controls OPCO through its ownership of OPCO's general partner, and Teekay Corporation owns the remaining 74.0% interest in OPCO. These transfers represented a reorganization of entities under common control and were recorded at historical cost. Immediately preceding the public offering, the net book equity of the Partnership's 26% share of these assets was $3.5 million.

The accompanying unaudited interim consolidated financial statements for periods prior to the initial public offering reflect the combined consolidated financial position, results of operations and cash flows of the Predecessor and its subsidiaries. In the preparation of these unaudited interim combined consolidated financial statements of the Predecessor, general and administrative expenses were not identifiable as relating solely to the vessels. General and administrative expenses, which consist primarily of salaries and other employee related costs, office rent, legal and professional fees, and travel and entertainment, were allocated based on the Predecessor's proportionate share of Teekay Corporation's total ship-operating (calendar) days for each of the periods presented. Management believes this allocation reasonably presents the general and administrative expenses of the Predecessor.

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or *GAAP*). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. These financial statements include the accounts of the Predecessor and its subsidiaries for the periods prior to the Partnership's initial public offering on December 19, 2006. For periods commencing December 19, 2006, the consolidated financial statements include the accounts of Teekay Offshore Partners L.P. and its subsidiaries. In addition, the consolidated financial statements include the accounts of the Predecessor's and the Partnership's controlled joint ventures from December 1, 2006, the date the joint venture operating agreements were amended such that OPCO obtained control of these joint ventures. Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the Partnership's audited consolidated financial statements for the year ended December 31, 2006. In the opinion of the General Partner's management, these interim consolidated financial statements reflect all adjustments, of a normal recurring nature, necessary to present fairly, in all material respects, the Partnership's consolidated financial position, results of operations, changes in partners' equity and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation.

2. Change in Accounting Policy

In July 2006, the Financial Accounting Standards Board (or *FASB*) issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109* (or *FIN 48*). This interpretation clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN 48 requires companies to determine whether it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not recognition threshold, it is measured to determine the amount of benefit to recognize in the financial statements based on guidance in the interpretation.

The Partnership adopted FIN 48 as of January 1, 2007. The adoption of FIN 48 did not have a significant impact on the Partnership's financial position and results of operations. As of January 1 and September 30, 2007, the Partnership did not have any material unrecognized tax benefits or material accrued interest and penalties relating to taxes. The Partnership does not expect any material changes to its unrecognized tax positions within the next twelve months.

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

The Partnership recognizes interest and penalties related to uncertain tax positions in income tax expense. The tax years 2005 through 2006 remain open to examination by the major taxing jurisdiction to which the Partnership is subject.

3. Initial Public Offering

On December 19, 2006, the Partnership completed its initial public offering (or the *Offering*) of 8.05 million common units at a price of $21.00 per unit. This included 1.05 million common units sold to the underwriters in connection with the exercise of their over-allotment option. The proceeds received by the Partnership from the Offering and the use of those proceeds are summarized as follows:

Proceeds received:	
Sale of 8,050,000 common units at $21.00 per unit	$ 169,050
Use of proceeds from sale of common units:	
Underwriting and structuring fees	$ 11,088
Professional fees and other offering expenses to third parties	2,793
Repayment of promissory note and redemption of 1.05 million common units from Teekay Corporation	155,169
	$ 169,050

4. Segment Reporting

The Partnership is engaged in the international marine transportation and storage of crude oil through the operation of its oil tankers and FSO units. The Partnership's revenues are earned in international markets.

The Partnership has three reportable segments: its shuttle tanker segment; its conventional tanker segment; and its FSO segment. The Partnership's shuttle tanker segment consists of shuttle tankers operating primarily on fixed-rate contracts of affreightment, time-charter contracts or bareboat charter contracts. The Partnership's conventional tanker segment consists of conventional tankers primarily operating on fixed-rate, time-charter contracts. The Partnership's FSO segment consists of its FSO units subject to fixed-rate, time-charter contracts or bareboat charter contracts. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Partnership's consolidated financial statements for the year ended December 31, 2006.

The following tables present results for these segments for the three and nine months ended September 30, 2007 and 2006:

	Three Months Ended September 30,							
	2007				2006			
	Shuttle Tanker Segment $	Conventional Tanker Segment $	FSO Segment $	Total $	Shuttle Tanker Segment $	Conventional Tanker Segment $	FSO Segment $	Total $
Voyage revenues	145,166	30,100	16,784	192,050	132,753	14,576	5,317	152,646
Voyage expenses	29,404	6,816	238	36,458	22,559	1,399	168	24,126
Vessel operating expenses	25,532	6,125	3,590	35,247	19,099	3,928	1,493	24,520
Time-charter hire expense	37,161	-	-	37,161	38,988	-	-	38,988
Depreciation and amortization	22,453	5,053	3,812	31,318	17,283	5,432	2,243	24,958
General and administrative(1)	12,908	2,070	753	15,731	11,552	2,033	398	13,983
Vessels and equipment writedowns/ (gain) on sale of vessels	-	-	-	-	(6,404)	-	-	(6,404)
Restructuring charge	-	-	-	-	-	353	-	353
Income from vessel operations	17,708	10,036	8,391	36,135	29,676	1,431	1,015	32,122

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

	Nine Months Ended September 30,							
	2007				2006			
	Shuttle Tanker Segment $	Conventional Tanker Segment $	FSO Segment $	Total $	Shuttle Tanker Segment $	Conventional Tanker Segment $	FSO Segment $	Total $
Voyage revenues	435,730	102,748	33,513	571,991	395,956	126,131	17,283	539,370
Voyage expenses	81,245	25,969	584	107,798	67,249	4,530	691	72,470
Vessel operating expenses	73,160	17,187	8,678	99,025	57,506	14,959	5,009	77,474
Time-charter hire expense	111,749	-	-	111,749	125,280	79,338	-	204,618
Depreciation and amortization	62,973	15,748	10,221	88,942	53,094	16,219	6,976	76,289
General and administrative(1)	39,352	5,928	1,873	47,153	38,739	17,346	1,367	57,452
Vessels and equipment writedowns/ (gain) on sale of vessels	-	-	-	-	(4,254)	-	-	(4,254)
Restructuring charge	-	-	-	-	-	806	-	806
Income (loss) from vessel operations	67,251	37,916	12,157	117,324	58,342	(7,067)	3,240	54,515

(1) Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

A reconciliation of total segment assets to total assets presented in the consolidated balance sheets is as follows:

	September 30, 2007 $	December 31, 2006 $
Shuttle tanker segment	1,580,542	1,445,830
Conventional tanker segment	255,312	310,699
FSO segment	114,676	75,633
Unallocated:		
Cash and cash equivalents	96,589	113,986
Accounts receivable, prepaid expenses and other assets	114,711	95,173
Consolidated total assets	2,161,830	2,041,321

5. Intangible Assets

The carrying amount of intangible assets as at September 30, 2007 and December 31, 2006 is as follows:

	September 30, 2007 $	December 31, 2006 $
Gross carrying amount	124,250	124,250
Accumulated amortization	(66,128)	(57,825)
Net carrying amount	58,122	66,425

Aggregate amortization expense of intangible assets for the three and nine months ended September 30, 2007 was $2.8 million ($3.0 million – 2006) and $8.3 million ($9.0 million – 2006), respectively. Amortization of intangible assets for the next five years subsequent to September 30, 2007 is expected to be $2.8 million (fourth quarter of 2007), $10.1 million (2008), $9.1 million (2009), $8.1 million (2010) and $7.0 million (2011).

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

6. Supplemental Cash Flow Information

Cash interest paid by the Partnership during the nine months ended September 30, 2007 and 2006 totaled $52.3 million and $35.6 million, respectively. No taxes were paid during the nine months ended September 30, 2007. Taxes paid during the nine months ended September 30, 2006 totaled $0.1 million.

7. Long-Term Debt

	September 30, 2007 $	December 31, 2006 $
U.S. Dollar-denominated Revolving Credit Facilities due through 2017	1,153,200	1,080,000
U.S. Dollar-denominated Term Loans due through 2017	296,201	223,352
	1,449,401	1,303,352
Less current portion	18,980	17,656
Total	1,430,421	1,285,696

As at September 30, 2007, the Partnership had three long-term revolving credit facilities (collectively, the *Revolvers*), which, as at such date, provided for borrowings of up to $1,417.7 million, of which $264.5 million was undrawn. The total amount available under the Revolvers reduces by $46.5 million (fourth quarter of 2007), $101.8 million (2008), $108.2 million (2009), $114.9 million (2010), $122.0 million (2011) and $924.3 million (thereafter). Two of the Revolvers contain covenants that require the Partnership to maintain the greater of a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of at least $75.0 million and 5.0% of the Partnership's total consolidated debt. The remaining revolving credit facility is guaranteed by Teekay Corporation and contains covenants that require Teekay Corporation to maintain the greater of a minimum liquidity of at least $50.0 million and 5.0% of Teekay Corporation's total consolidated debt. The Revolvers are collateralized by first-priority mortgages granted on 28 of the Partnership's vessels, together with other related collateral, including a guarantee from certain subsidiaries of the Partnership for all outstanding amounts.

As at September 30, 2007, each of the Partnership's six 50%-owned joint ventures had an outstanding term loan, which in aggregate totaled $296.2 million. The term loans have varying maturities through 2017 and semi-annual payments that reduce over time. All term loans are collateralized by first-priority mortgages on the vessels to which the loans relate, together with other related collateral. As at September 30, 2007, the Partnership had guaranteed $42.2 million of these term loans, which represents its 50% share of the outstanding vessel mortgage debt of two of these 50%-owned joint venture companies. Teekay Corporation and the Partnership's joint venture partner have guaranteed the remaining $254.0 million.

Interest payments on the Revolvers and term loans are based on LIBOR plus a margin. At September 30, 2007 and December 31, 2006, the margins ranged between 0.45% and 0.80%. The weighted-average effective interest rate on the Partnership's long-term debt as at September 30, 2007 was 5.9% (December 31, 2006 – 6.0%). This rate does not reflect the effect of the interest rate swaps (see Note 11).

8. Comprehensive (Loss) Income

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2007 $	2006 $	2007 $	2006 $
Net income	2,114	32,301	12,660	15,502
Other comprehensive income:				
Unrealized (loss) gain on derivative instruments	(8,160)	(734)	84	434
Reclassification adjustment for gain on derivative instruments included in net income	(398)	(68)	(1,366)	(66)
Comprehensive (loss) income	(6,444)	31,499	11,378	15,870

As at September 30, 2007 and December 31, 2006, the Partnership's accumulated other comprehensive income of $4.0 million and $5.3 million, respectively, consisted of net unrealized gains on derivative instruments.

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

9. Other Income - Net

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2007 $	2006 $	2007 $	2006 $
Volatile organic compound emissions plant lease income	2,792	2,767	8,280	8,424
Miscellaneous	173	3	(14)	40
Other income - net	2,965	2,770	8,266	8,464

10. Related Party Transactions

a. Navion Shipping Ltd., a subsidiary of the Predecessor, time-chartered vessels to a subsidiary of Teekay Corporation at charter rates that provided for a 1.25% fixed profit margin. Pursuant to this arrangement, the Predecessor earned voyage revenues of $84.8 million during the first half of 2006.

During the first half of 2006, the Predecessor earned $5.1 million of management fees for commercial management services provided to a subsidiary of Teekay Corporation, relating to the vessels chartered from Navion Shipping Ltd.

On July 1, 2006, the Predecessor sold Navion Shipping Ltd. to a subsidiary of Teekay Corporation.

b. On October 1, 2006, OPCO entered into new time-charter contracts for its nine Aframax-class conventional tankers with a subsidiary of Teekay Corporation at market-based daily rates for terms of five to twelve years. Under the terms of eight of these nine time-charter contracts, OPCO is responsible for the bunker fuel expenses; however, OPCO adds the approximate amounts of these expenses to the daily hire rate. Pursuant to these time-charter contracts, OPCO earned voyage revenues of $30.1 million and $95.2 million for the three and nine months ended September 30, 2007, respectively.

During the three months and nine months ended September 30, 2006, seven of these nine tankers were employed on time-charter contracts with a subsidiary of Teekay Corporation. The rates earned by each vessel, which were generally lower than market rates, depended upon the cash flow requirements of each vessel, which included operating expenses, loan principal and interest payments and drydock expenditures. Pursuant to these time-charter contracts, the Predecessor earned voyage revenues of $7.9 million and $24.6 million during the three and nine months ended September 30, 2006, respectively.

c. Eight of OPCO'S Aframax conventional oil tankers and two FSO units are managed by subsidiaries of Teekay Corporation. Pursuant to the related management services agreements, the Partnership incurred general and administrative expenses of $1.1 million and $3.3 million during the three and nine months ended September 30, 2007, respectively. During the three and nine months ended September 30, 2006, the Partnership incurred $1.4 million and $4.1 million, respectively, of these costs.

d. Two of OPCO's FSO units have been employed on long-term bareboat charters with subsidiaries of Teekay Corporation. Pursuant to these charter contracts, the Partnership earned voyage revenues of $2.8 million and $8.4 million during the three and nine months ended September 30, 2007, respectively. The Partnership earned $2.5 million and $7.9 million during the three and nine months ended September 30, 2006, respectively, pursuant to these contracts.

e. Effective October 1, 2006, two of OPCO's shuttle tankers have been employed on long-term bareboat charters with a subsidiary of Teekay Corporation. Pursuant to these charter contracts, the Partnership earned voyage revenues of $3.6 million and $10.6 million during the three and nine months ended September 30, 2007, respectively.

f. The Partnership has entered into an omnibus agreement with Teekay Corporation, Teekay LNG Partners L.P., the General Partner and others governing, among other things, when the Partnership, Teekay Corporation and Teekay LNG Partners L.P. may compete with each other and certain rights of first offer on liquefied natural gas carriers, oil tankers, shuttle tankers, FSO units and floating production, storage and offloading units.

g. The Partnership, OPCO and certain of OPCO's operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Corporation in connection with the initial public offering, pursuant to which Teekay Corporation subsidiaries provide the Partnership, OPCO and its operating subsidiaries with administrative, advisory, technical and strategic consulting services and ship management services. During the three and nine months ended September 30, 2007, the Partnership incurred $14.0 million and $39.4 million of these costs, respectively. Prior to the Offering, the shore-based staff who provided these services to the Predecessor were transferred to a subsidiary of Teekay Corporation.

h. On October 1, 2006, a subsidiary of Teekay Corporation entered into a services agreement with a subsidiary of OPCO, pursuant to which the subsidiary of OPCO provides the Teekay Corporation subsidiary with ship management services. During the three and nine months ended September 30, 2007, the Partnership earned management fees of $0.7 million and $1.9 million, respectively, under the agreement.

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

i. The Partnership reimburses the General Partner for all expenses incurred by the Partnership that are necessary or appropriate for the conduct of the Partnership's business. During the three and nine months ended September 30, 2007, the Partnership incurred $0.1 million and $0.3 million of these costs, respectively.

j. In July 2007, the Partnership acquired interests in two double-hull shuttle tankers from Teekay Corporation for a total cost of $159.1 million, including assumption of debt. The Partnership acquired Teekay Corporation's 100% interest in the 2000-built *NavionBergen* and Teekay Corporation's 50% interest in the 2006-built *Navion Gothenburg*, together with their respective 13-year, fixed-rate bareboat charters to Petroleo Brasileiro S.A. The purchases were financed with one of the Partnership's existing Revolvers and the assumption of debt. The excess of the proceeds paid by the Partnership over Teekay Corporation's historical cost was accounted for as an equity distribution to Teekay Corporation of $28.9 million.

k. At September 30, 2007 and December 31, 2006, amounts due to affiliates totaled $10.4 million and $17.0 million, respectively. Amounts due to affiliates are non-interest bearing and unsecured.

11. Derivative Instruments and Hedging Activities

The Partnership uses derivatives only for hedging purposes. The following summarizes the Partnership's risk strategies with respect to market risk from foreign currency fluctuations and changes in interest rates.

The Partnership hedges a portion of its forecasted expenditures denominated in foreign currencies with foreign exchange forward contracts. As at September 30, 2007, the Partnership was committed to foreign exchange contracts for the forward purchase of approximately Australian Dollars 5.7 million, Euros 4.0 million, and Singapore Dollars 2.9 million for U.S. Dollars at an average rate of Australian Dollar 1.31 per U.S. Dollar, Euro 0.72 per U.S. Dollar and Singapore Dollar 1.51 per U.S. Dollar. The foreign exchange forward contracts mature as follows: $8.8 million in 2007; and $2.9 million in 2008.

As at September 30, 2007, the Partnership was committed to the following interest rate swap agreements related to its LIBOR-based debt, whereby certain of the Partnership's floating-rate debt was swapped with fixed-rate obligations:

	Interest Rate Index	Principal Amount $	Fair Value/ Carrying Amount of Asset (Liability) $	Weighted-Average Remaining Term (years)	Fixed Interest Rate (%)(1)
U.S. Dollar-denominated interest rate swaps	LIBOR	890,000	15,384	6.3	4.8
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	353,922	3,991	14.3	5.0
U.S. Dollar-denominated interest rate swaps(3)	LIBOR	335,000	(3,232)	2.0	4.9

(1) Excludes the margin the Partnership pays on its variable-rate debt, which as at September 30, 2007, ranged from 0.60% to 0.80%.

(2) Principal amount reduces quarterly or semiannually.

(3) Commencement date of the interest rate swap is December 28, 2007.

To the extent the hedge is effective, changes in the fair value of the Partnership's derivatives are recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of the Partnership's interest rate swap agreements and foreign exchange forward contracts is immediately recognized into income and is presented as interest expense and other income, respectively. During the nine months ended September 30, 2007, the ineffective portion of the Partnership's interest rate swaps and foreign exchange forward contracts was $0.6 million. During the three and nine months ended September 30, 2006, the ineffective portion of the Partnership's interest rate swaps was nominal.

The Partnership is exposed to credit loss in the event of non-performance by the counter-parties to the foreign exchange forward contracts and the interest rate swap agreements; however, the Partnership does not anticipate non-performance by any of the counter-parties.

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

12. Income Taxes

The components of the provision for income taxes follow.

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2007	2006	2007	2006
	$	$	$	$
Current	(157)	(254)	(522)	(331)
Deferred	(5,900)	4,772	(2,161)	(2,913)
Income tax (expense) recovery	(6,057)	4,518	(2,683)	(3,244)

13. Commitments and Contingencies

In June 2007, the Partnership exercised its option to purchase a 2001-built shuttle tanker, which is currently part of the Partnership's in-chartered shuttle tanker fleet. The vessel is expected to be delivered in January 2008. The purchase commitment for this vessel is $41.7 million, which will be financed through one of the Partnership's Revolvers and surplus cash balances.

14. Vessel Sales and Writedowns on Vessels and Equipment

a) Vessel Sales

During July 2006, the Partnership sold a 1981-built shuttle tanker. The Partnership recorded a gain of $6.4 million and a minority interest expense of $3.2 million relating to the sale.

b) Equipment Writedowns

During the nine months ended September 30, 2006, the Predecessor incurred a $2.2 million writedown of certain offshore equipment. This writedown occurred due to a reassessment of the estimated net realizable value of this equipment and follows a $12.2 million writedown in 2005 arising from the early termination of a contract for this equipment.

15. Net Income Per Unit

Net income per unit is determined by dividing net income, after deducting the amount of net income allocated to the General Partner's interest from the issuance date of the common units of December 19, 2006, by the weighted-average number of units outstanding during the applicable period. For periods prior to December 19, 2006, such units are deemed equal to the common and subordinated units received by Teekay Corporation in exchange for net assets contributed to the Partnership, or 12,600,000 units.

As required by Emerging Issues Task Force Issue No. 03-6, *Participating Securities and Two-Class Method under FASB Statement No. 128, Earnings Per Share*, the General Partner's, common unit holders' and subordinated unitholder's interests in net income are calculated as if all net income for periods subsequent to December 19, 2006 was distributed according to the terms of the Partnership's Partnership Agreement, regardless of whether those earnings would or could be distributed. The Partnership Agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves. Unlike available cash, net income is affected by non-cash items such as depreciation and amortization, and foreign currency translation gains (losses).

Under the Partnership Agreement, the holder of the incentive distribution rights in the Partnership, which is currently the General Partner, has the right to receive an increasing percentage of cash distributions after the minimum quarterly distribution. Assuming there are no cumulative arrearages on common unit distributions, the target distribution levels entitle the General Partner to receive 2% of quarterly cash distributions up to $0.4025 per unit, 15% of quarterly cash distributions between $0.4025 and $0.4375 per unit, 25% of quarterly cash distributions between $0.4375 and $0.525 per unit, and 50% of quarterly cash distributions in excess of $0.525 per unit. During the three months ended September 30, 2007, net income did not exceed $0.4025 per unit and, consequently, the assumed distribution of net income did not result in the use of the increasing percentages to calculate the General Partner's interest in net income.

Under the Partnership Agreement, during a subordination period the common units have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.35 per quarter, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. During the three months ended September 30, 2007, net income did not exceed the minimum quarterly distribution of $0.35 per unit and, consequently, the assumed distribution of net income resulted in an unequal distribution of net income between the subordinated unit holders and common unit holders.

16.   **Subsequent Events**

In October 2007, the Partnership acquired an FSO unit, the *Dampier Spirit*, from Teekay Corporation and the related 7-year, fixed-rate time-charter to Apache Corporation of Australia for a total cost of approximately $30.3 million. The purchase was financed with one of the Partnership's existing Revolvers.

ITEM 2 -   **MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

OVERVIEW

We are an international provider of marine transportation and storage services to the offshore oil industry. We were formed in August 2006 by Teekay Corporation, a leading provider of marine services to the global oil and natural gas industries, to further develop its operations in the offshore market. Our growth strategy focuses on expanding our fleet of shuttle tankers and floating storage and offtake (or *FSO*) units under long-term, fixed-rate time charters. We intend to continue our practice of acquiring shuttle tankers and FSO units as needed for approved projects only after the long-term charters for the projects have been awarded to us, rather than ordering vessels on a speculative basis. We intend to follow this same practice in acquiring floating production, storage and offloading (or *FPSO*) units, which produce and process oil offshore in addition to providing storage and offloading capabilities. We seek to capitalize on opportunities emerging from the global expansion of the offshore transportation, storage and production sectors by selectively targeting long-term, fixed-rate time charters. We may enter into joint ventures and partnerships with companies that may provide increased access to these opportunities or may engage in vessel or business acquisitions. We plan to leverage the expertise, relationships and reputation of Teekay Corporation and its affiliates to pursue these growth opportunities in the offshore sectors and may consider other opportunities to which our competitive strengths are well suited. We view our conventional tanker fleet primarily as a source of stable cash flow as we expand our offshore operations.

SIGNIFICANT DEVELOPMENTS

Our Initial Public Offering

On December 19, 2006, we completed our initial public offering of 8.05 million common units at a price of $21.00 per unit. The net proceeds from the offering were $155.2 million. The offering included 1.05 million common units sold to the underwriters in connection with the exercise of their over-allotment option. We used the net proceeds to repay a $134.6 million promissory to Teekay Corporation and to redeem 1.05 million common units from Teekay Corporation for $20.6 million.

Prior to the closing of this offering, Teekay Corporation contributed entities owning and operating a fleet of shuttle tankers, FSO units and Aframax-class conventional crude oil tankers to Teekay Offshore Operating L.P. (or *OPCO*). Upon the closing of our initial public offering, we acquired from Teekay Corporation a 26.0% interest in OPCO. Teekay Corporation owns the remaining 74.0% interest in OPCO. Prior to June 30, 2007, our 26.0% interest in OPCO represented our only cash-generating asset. The results prior to our initial public offering discussed below are the results of the entities that were contributed to OPCO, which we refer to collectively as "Teekay Offshore Partners Predecessor". The entities contributed to OPCO do not own some of the assets and operations they owned during the three and nine months ended September 30, 2006. References in this Management's Discussion and Analysis of Financial Condition and Results of Operations to "OPCO" when used in a historical context for periods prior to December 19, 2006 refer to Teekay Offshore Partners Predecessor, and when used for periods on or after December 19, 2006 refer to OPCO and its subsidiaries.

Acquisition of Vessels in 2007

In July 2007, we acquired interests in two double-hull shuttle tankers and related charters for a total cost of approximately $159.1 million, including assumption of debt of $93.7 million. These interests, which we acquired from Teekay Corporation, include a 100% interest in the 2000-built *Navion Bergen* and a 50% interest in the 2006-built *Navion Gothenburg*, together with their respective 13-year, fixed-rate bareboat charters to a subsidiary of Petrobras Transporte S.A., the shipping arm of Petroleo Brasileiro S.A.

On October 1, 2007, we acquired one FSO unit, the *Dampier Spirit*, for a total cost of approximately $30.3 million. The *Dampier Spirit* operates under a 7-year fixed-rate, time-charter to Apache Corporation of Australia.

POTENTIAL ADDITIONAL FPSO, FSO AND SHUTTLE TANKER PROJECTS

Pursuant to an omnibus agreement we entered into in connection with our initial public offering, Teekay Corporation is obligated to offer us certain shuttle tankers, FSO units, and FPSO units it may acquire in the future, provided the vessels are servicing contracts in excess of three years in length.

Teekay Corporation has ordered four Aframax shuttle tanker newbuildings, which are scheduled to deliver in 2010 and 2011, for a total delivered cost of approximately $463 million. It is anticipated that these vessels will be offered to us and will be used to service either new long-term, fixed-rate contracts Teekay Corporation may be awarded prior to delivery, or to service OPCO's contracts of affreightment in the North Sea.

The omnibus agreement also obligates Teekay Corporation to offer to us (a) its interest in certain future FPSO and FSO projects it may undertake through its 50%-owned joint venture with Teekay Petrojarl ASA and (b) if Teekay Corporation obtains 100% ownership of Teekay Petrojarl ASA, the existing FPSO units owned by Teekay Petrojarl ASA that are servicing contracts in excess of three years in length. As of December 2007, Teekay Corporation had a 65% ownership interest in Teekay Petrojarl ASA.

RESULTS OF OPERATIONS

We use a variety of financial and operational terms and concepts when analyzing our results of operations, which can be found in Item 5. Operating and Financial Review and Prospects in our Annual Report on Form 20-F for the year ended December 31, 2006. In accordance with United States generally accepted accounting principles (or *GAAP*), we report gross revenues in our income statements and include voyage expenses among our operating expenses. However, shipowners base economic decisions regarding the deployment of their vessels upon anticipated time charter equivalent (or *TCE*) rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time charters and bareboat charters the customer usually pays the voyage expenses, while under voyage charters and contracts of affreightment the shipowner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net voyage revenues (i.e. voyage revenues less voyage expenses) and TCE rates of our three reportable segments where applicable. TCE rates represent net voyage revenues divided by revenue days. Please read Item 1 – Financial Statements: Note 4 – Segment Reporting.

Items You Should Consider When Evaluating Our Results of Operations

You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:

- ***Our cash flow is reduced by distributions on Teekay Corporation's 74% interest in OPCO.*** Since our initial public offering in December 2006, Teekay Corporation has a 74% limited partner interest in OPCO. OPCO's partnership agreement requires it to distribute all of its available cash each quarter. In determining the amount of cash available for distribution, the Board of Directors of our general partner must approve the amount of cash reserves to be set aside at OPCO, including reserves for future maintenance capital expenditures, working capital and other matters. Distributions by OPCO to Teekay Corporation as one of its limited partners reduces our cash flow compared to historical results.

- ***On July 1, 2006, OPCO transferred certain assets to Teekay Corporation that are included in historical results of operations.*** On July 1, 2006, OPCO transferred to Teekay Corporation a subsidiary of Norsk Teekay Holdings Ltd. (Navion Shipping Ltd.) that chartered-in approximately 25 conventional tankers since 2004 and subsequently time-chartered the vessels back to Teekay Corporation at charter rates that provided for a 1.25% fixed profit margin. In addition, OPCO transferred to Teekay Corporation a 1987-built shuttle tanker (the *Nordic Trym*), OPCO's single-anchor loading equipment, a 1992-built in-chartered shuttle tanker (the *Borga*) and a 50% interest in Alta Shipping S.A., which had no material assets (collectively with Navion Shipping Ltd., the *Non-OPCOAssets*). During the nine months ended September 30, 2006, the Non-OPCO Assets accounted for approximately 19% of OPCO's net voyage revenues, respectively.

- ***Amendments to OPCO's joint venture agreements resulted in five50%-owned joint venture companies being consolidated with us under GAAP.*** Our historical results of operations prior to December 1, 2006 reflect OPCO's investment in five 50%-owned joint venture companies, accounted for using the equity method, whereby the investment was carried at the original cost plus OPCO's proportionate share of undistributed earnings. On December 1, 2006, the operating agreements for these joint ventures were amended such that OPCO obtained control of these joint ventures, resulting in the consolidation of these five joint venture companies in accordance with GAAP. Although our net income did not change due to this change in accounting, the results of the joint ventures are reflected in our income from operations, commencing December 1, 2006. This change also resulted in the five shuttle tankers owned by these joint ventures being included in the number of vessels in OPCO's owned fleet for periods subsequent to December 1, 2006.

- ***The size of our fleet continues to change.*** Our historical results of operations reflect changes in the size and composition of our fleet due to certain vessel deliveries and vessel dispositions. For instance, in addition to the decrease in chartered-in vessels associated with the transfer of Navion Shipping Ltd. described above, the average number of owned vessels in our shuttle tanker fleet increased from 21 in 2006 to 26 in 2007. Please read "— Shuttle Tanker Segment," "Conventional Tanker Segment" and "FSO Segment" below for further details about vessel dispositions and deliveries. Due to the nature of our business, we expect our fleet to continue to fluctuate in size and composition.

- ***Our financial results of operations reflect different time charter terms for OPCO's nine conventional tankers.*** On October 1, 2006, OPCO entered into new fixed-rate time charters with a subsidiary of Teekay Corporation for OPCO's nine conventional tankers at rates we believe were market-based charter rates. Under the terms of eight of these nine time-charter contracts, OPCO is responsible for the bunker fuel expenses; however, OPCO adds the approximate amounts of these expenses to the daily hire rate. Please read Item 1 - Financial Statements: Note 10 (b) - Related Party Transactions. At various times during the previous three years, eight of these nine conventional tankers were employed on time charters with the same subsidiary of Teekay Corporation. However, the charter rates were generally lower than market-based charter rates, as they were based on the cash flow requirements of each vessel, which included operating expenses, loan principal and interest payments and drydock expenditures. The ninth conventional tanker was employed on voyage and bareboat charters. The new fixed-rate time charters have increased our voyage revenues as well as provided more stable voyage revenues for these vessels.

- ***Our financial results of operations are affected by fluctuations in currencyexchange rates***. Prior to the closing of our initial public offering, OPCO settled its foreign currency denominated advances. In October 2006, Teekay Corporation loaned 5.6 billion Norwegian Kroner ($863.0 million) to a subsidiary of OPCO primarily for the purchase of eight Aframax-class conventional crude oil tankers from Teekay Corporation. Immediately preceding the initial public offering, this interest-bearing loan was sold to OPCO. Under GAAP, all foreign currency-denominated monetary assets and liabilities, such as cash and cash equivalents, accounts receivable, accounts payable, advances from affiliates and deferred income taxes are revalued and reported based on the prevailing exchange rate at the end of the period. Most of our historical foreign currency gains and losses prior to our initial public offering are attributable to this revaluation in respect of our foreign currency denominated advances from affiliates. In addition, a substantial majority of OPCO's crewing expenses historically have been denominated in Norwegian Kroner, which is primarily a function of the nationality of the crew. Fluctuations in the Norwegian Kroner relative to the U.S. Dollar have caused fluctuations in operating results. Prior to our initial public offering, OPCO entered into new services agreements with subsidiaries of Teekay Corporation whereby the subsidiaries operate and crew the vessels. Under these services agreements, OPCO pays all vessel operating expenses in U.S. Dollars, and will not be subject to currency exchange fluctuations until 2009. Beginning in 2009, payments under the services agreements will adjust to reflect any change in Teekay Corporation's cost of providing services based on fluctuations in the value of the Kroner relative to the U.S. Dollar. We may seek to hedge this currency fluctuation risk in the future.

- ***We have entered into services agreements with subsidiaries of Teekay Corporation.*** Prior to the closing of our initial public offering, we, OPCO and certain of its subsidiaries entered into services agreements with subsidiaries of Teekay Corporation, pursuant to which those subsidiaries provide certain services, including strategic consulting, advisory, ship management, technical and administrative services. Our cost for these services depends on the amount and types of services provided during each period. The services are valued at an arm's-length rate that will include reimbursement of reasonable direct or indirect expenses incurred to provide the services. We also reimburse our general partner for all expenses it incurs on our behalf, including CEO/CFO compensation and expenses relating to its Board of Directors, including compensation, travel and liability insurance costs. We may also grant equity compensation that would result in an expense to us.

- ***We are incurring additional general and administrative expenses.*** As a result of becoming a publicly-traded limited partnership on December 19, 2006, we have begun to incur costs associated with annual reports to unitholders and SEC filings, investor relations, NYSE annual listing fees and tax compliance expenses.

- ***Our operations are seasonal.*** Historically, the utilization of shuttle tankers in the North Sea is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to our vessels and to the offshore oil platforms. Downtime for repairs and maintenance generally reduces oil production and, thus, transportation requirements. OPCO generally has not experienced seasonality in its FSO and conventional tanker segments.

We manage our business and analyze and report our results of operations on the basis of three business segments: the shuttle tanker segment, the conventional tanker segment and the FSO segment.

Shuttle Tanker Segment

Our shuttle tanker fleet consists of 38 vessels that operate under fixed-rate contracts of affreightment, time charters and bareboat charters. Of the 38 shuttle tankers, 24 are owned by OPCO (including five through 50%-owned joint ventures), 12 are chartered-in by OPCO and 2 are owned by us (including one through a 50%-owned joint venture). All of these shuttle tankers provide transportation services to energy companies, primarily in the North Sea and Brazil.

The following table presents our shuttle tanker segment's operating results for the three and nine months ended September 30, 2007 and 2006, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three and nine months ended September 30, 2007 and 2006 to voyage revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our shuttle tanker segment:

(in thousands of U.S. dollars, except calendar-ship-days and percentages)	Three Months Ended September 30,			Nine Months Ended September 30,		
	2007	2006	% Change	2007	2006	% Change
Voyage revenues	145,166	132,753	9.4	435,730	395,956	10.0
Voyage expenses	29,404	22,559	30.3	81,245	67,249	20.8
Net voyage revenues	115,762	110,194	5.1	354,485	328,707	7.8
Vessel operating expenses	25,532	19,099	33.7	73,160	57,506	27.2
Time-charter hire expense	37,161	38,988	(4.7)	111,749	125,280	(10.8)
Depreciation and amortization	22,453	17,283	29.9	62,973	53,094	18.6
General and administrative [1]	12,908	11,552	11.7	39,352	38,739	1.6
Vessels and equipment writedowns/ (gain) on sale of vessels	-	(6,404)	100.0	-	(4,254)	100.0
Income from vessel operations	17,708	29,676	(40.3)	67,251	58,342	15.3
Calendar-Ship-Days						
Owned Vessels	2,369	1,853	27.8	6,713	5,654	18.7
Chartered-in Vessels	1,074	1,140	(5.8)	3,204	3,687	(13.1)
Total	3,443	2,993	15.0	9,917	9,341	6.2

(1) Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the shuttle tanker segment based on estimated use of corporate resources).

The average size of OPCO's owned shuttle tanker fleet increased for the three and nine months ended September 30, 2007 compared to the same periods last year, primarily due to:

- the consolidation into our results of the five vessels owned by OPCO's 50%-owned joint ventures, effective December 1, 2006 upon amendments to the applicable operating agreements, which granted OPCO control of the joint ventures (the *Consolidation of Joint Ventures*); and

- the acquisition of the 2000-built shuttle tanker (the *Navion Bergen*) and a 50% interest in the 2006-built shuttle-tanker (the *Navion Gothenburg*) in July 2007 (collectively, the *2007 Shuttle Tanker Acquisitions*);

partially offset by

- the sale of a 1981-built shuttle tanker (the *Nordic Laurita*) in July 2006 to a third party and the sale of a 1987-built shuttle tanker (the *Nordic Trym*) to Teekay Corporation in November 2006 (collectively, the *2006 Shuttle Tanker Dispositions*).

The average size of OPCO's chartered-in shuttle tanker fleet decreased for the three and nine months ended September 30, 2007 compared to the same periods last year, primarily due to:

- the redelivery of one chartered-in vessel back to its owner in April 2006; and

- the sale in July 2006 of a time charter-in contract for a 1992-built shuttle tanker (the *Borga*) to Teekay Corporation.

Net Voyage Revenues. Net voyage revenues increased for the three and nine months ended September 30, 2007, from the same periods last year. These increases were primarily due to:

- increases of $10.6 million and $34.5 million, respectively, for the three and nine months ended September 30, 2007, due to the Consolidation of Joint Ventures;

- an increase of $4.7 million for the three and nine months ended September 30, 2007, due to the 2007 Shuttle Tanker Acquisitions;

- increases of $1.1 million and $3.9 million, respectively, for the three and nine months ended September 30, 2007, due to the renewal of certain vessels on time charter contracts at higher daily rates during 2006 and a higher number of revenue days for these vessels; and

- increases of $0.4 million and $6.6 million, respectively, for the three and nine months ended September 30, 2007, due to the redeployment of excess capacity of one shuttle tanker from servicing contracts of affreightment to a bareboat charter;

partially offset by

- decreases of $9.3 million and $7.2 million, respectively, for the three and nine months ended September 30, 2007, in revenues due to (a) fewer revenue days for shuttle tankers servicing contracts of affreightment during the three and nine months ended September 30, 2007 due to a decline in oil production from mature oil fields in the North Sea, partially offset by (b) the redeployment of idle shuttle tankers servicing contracts of affreightment in the conventional spot market at a higher average charter rate than the same periods last year due to a strong spot tanker market in 2007;

- decreases of $1.1 million and $7.5 million, respectively, for the three and nine months ended September 30, 2007, due to the 2006 Shuttle Tanker Dispositions;

- decreases of $0.6 million and $4.4 million, respectively, for the three and nine months ended September 30, 2007, due to the sale of the time charter-in contract for the *Borga*; and

- a decrease of $2.9 million for the nine months ended September 30, 2007, from the redelivery of one chartered-in vessel to its owner in April 2006.

Vessel Operating Expenses. Vessel operating expenses increased for the three and nine months ended September 30, 2007, from the same periods last year, primarily due to:

- increases of $5.0 million and $13.1 million, respectively, for the three and nine months ended September 30, 2007, due to the Consolidation of Joint Ventures;

- increases of $0.6 million and $3.6 million, respectively, for the three and nine months ended September 30, 2007, in salaries for crew and officers primarily due to general wage escalations and a change in the crew rotation system; and

- increases of $1.5 and $0.8 million, respectively, for the three and nine months ended September 30, 2007, relating to the timing of planned maintenance activities;

partially offset by

- decreases of $0.6 million and $2.5 million, respectively, for the three and nine months ended September 30, 2007, due to the 2006 Shuttle Tanker Dispositions.

Time-Charter Hire Expense. Time-charter hire expense decreased for the three and nine months ended September 30, 2007, from the same periods last year. These decreases were primarily due to the decrease in the average number of vessels chartered-in.

Depreciation and Amortization. Depreciation and amortization expense increased for the three and nine months ended September 30, 2007, from the same periods last year, primarily due to:

- increases of $3.7 million and $11.1 million, respectively, for the three and nine months ended September 30, 2007, due to the Consolidation of Joint Ventures;

- an increase of $1.6 million for the three and nine months ended September 30, 2007, due to the 2007 Shuttle Tanker Acquisitions; and

- increases of $1.3 million and $3.3 million, respectively, for the three and nine months ended September 30, 2007, from the amortization of vessel upgrades and drydock costs incurred during 2006 and the nine months ended September 30, 2007;

partially offset by

- decreases of $1.3 million and $5.3 million, respectively, for the three and nine months ended September 30, 2007, relating to the 2006 Shuttle Tanker Dispositions.

Conventional Tanker Segment

OPCO owns nine Aframax-class conventional crude oil tankers, all of which operate under fixed-rate time charters with Teekay Corporation.

The following table presents our conventional tanker segment's operating results for the three and nine months ended September 30, 2007 and 2006, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three and nine months ended September 30, 2007 and 2006 to voyage revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our conventional tanker segment:

	Three Months Ended September 30,			Nine Months Ended September 30,		
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2007	2006	% Change	2007	2006	% Change
Voyage revenues	30,100	14,576	106.5	102,748	126,131	(18.5)
Voyage expenses	6,816	1,399	387.2	25,969	4,530	473.3
Net voyage revenues	23,284	13,177	76.7	76,779	121,601	(36.9)
Vessel operating expenses	6,125	3,928	55.9	17,187	14,959	14.9
Time-charter hire expense	-	-	-	-	79,338	(100.0)
Depreciation and amortization	5,053	5,432	(7.0)	15,748	16,219	(2.9)
General and administrative [(1)]	2,070	2,033	1.8	5,928	17,346	(65.8)
Restructuring charge	-	353	(100.0)	-	806	(100.0)
Income (loss) from vessel operations	10,036	1,431	601.3	37,916	(7,067)	636.5
Calendar-Ship-Days						
Owned Vessels	828	920	(10.0)	2,577	2,730	(5.6)
Chartered-in Vessels	-	-	-	-	4,395	(100.0)
Total	828	920	(10.0)	2,577	7,125	(63.8)

_____

(1) Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the conventional tanker segment based on estimated use of corporate resources).

The average size of the conventional crude oil tanker fleet (including vessels chartered-in) decreased for the three and nine months ended September 30, 2007, compared to the same periods last year, primarily due to:

- the sale of Navion Shipping Ltd. to Teekay Corporation during July 2006 (Navion Shipping Ltd. chartered-in approximately 25 conventional tankers since 2004 and subsequently time-chartered the vessels back to Teekay Corporation at charter rates that provided for a 1.25% fixed profit margin (please read "-- *Items You Should Consider When Evaluating Our Results – On July 1, 2006, OPCO transferred certain assets to Teekay Corporation that are included in historical results of operations*")); and

- the transfer of the *Navion Saga* to the FSO segment, as a result of the completion of its conversion to an FSO unit and commencing a three-year FSO time charter contract in early May 2007 (prior to the completion of the vessel's conversion to an FSO unit, it was included as a conventional crude oil tanker within the conventional tanker segment).

Net Voyage Revenues. Net voyage revenues increased for the three months ended September 30, 2007 from the same period last year, and decreased for the nine months ended September 30, 2007 from the same period last year, primarily due to:

- a decrease of $80.0 million for the nine months ended September 30, 2007, from the sale of Navion Shipping Ltd.;

partially offset by

- increases of $10.8 million and $33.5 million, respectively, for the three and nine months ended September 30, 2007, from higher hire rates earned by the nine owned Aframax-class conventional tankers on time charters with a subsidiary of Teekay Corporation (please read "*-- Items You Should Consider When Evaluating Our Results – Our financial results of operations reflect different time charter terms for OPCO's nine conventional tankers*"); and

- an increase of $1.7 million for the nine months ended September 30, 2007, relating to the *Navion Saga* temporarily trading in the spot market as a conventional crude oil tanker until it was transferred to the FSO segment in early May 2007, compared to the same period last year when the vessel was employed on a time charter with a subsidiary of Teekay Corporation at a lower daily hire rate.

Vessel Operating Expenses. Vessel operating expenses increased for the three and nine months ended September 30, 2007, from the same periods last year. This increase was primarily due to an increase in salaries for crew and officers as a result of general wage escalations and the timing of repairs and maintenance. In addition, one of the nine owned Aframax-class conventional tankers was employed on a short-term bareboat-charter during the nine months ended September 30, 2006, of which the customer was responsible for vessel operating expenses. However, in 2007, it was employed on a time-charter contract where we are responsible for vessel operating expenses.

Time-Charter Hire Expense. Due to the sale of Navion Shipping Ltd to Teekay Corporation in July 2006, OPCO did not incur any time-charter hire expense for the conventional tanker fleet during the three and nine months ended September 30, 2007, compared to $79.4 million for the nine months ended September 30, 2006.

Depreciation and Amortization. Depreciation and amortization expense decreased for the three and nine months ended September 30, 2007, from the same periods last year, primarily due to the transfer of the *NavionSaga* to the FSO segment in early May 2007.

FSO Segment

OPCO owns four FSO units that operate under fixed-rate time charters or fixed-rate bareboat charters. FSO units provide an on-site storage solution to oil field installations that have no oil storage facilities or that require supplemental storage. In October 2007, we acquired an FSO unit, the *Dampier Spirit*, from Teekay Corporation and the related 7-year, fixed-rate time-charter to Apache Corporation of Australia for a total cost of approximately $30.3 million.

The following table presents our FSO segment's operating results for the three and nine months ended September 30, 2007 and 2006, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three and nine months ended September 30, 2007 and 2006 to voyage revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days by owned vessels for our FSO segment:

(in thousands of U.S. dollars, except calendar-ship-days and percentages)	Three Months Ended September 30,			Nine Months Ended September 30,		
	2007	2006	% Change	2007	2006	% Change
Voyage revenues	16,784	5,317	215.7	33,513	17,283	93.9
Voyage expenses	238	168	41.7	584	691	(15.5)
Net voyage revenues	16,546	5,149	221.3	32,929	16,592	98.5
Vessel operating expenses	3,590	1,493	140.5	8,678	5,009	73.2
Depreciation and amortization	3,812	2,243	70.0	10,221	6,976	46.5
General and administrative [(1)]	753	398	89.2	1,873	1,367	37.0
Income from vessel operations	8,391	1,015	726.7	12,157	3,240	275.2
Calendar-Ship-Days Owned Vessels	368	276	33.3	972	819	18.7

—————

(1) Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FSO segment based on estimated use of corporate resources).

During 2006, OPCO operated three FSO units. A fourth FSO unit, the *Navion Saga*, was included as a conventional crude oil tanker within the conventional tanker segment until its conversion to an FSO unit was completed and it commenced a three-year FSO time charter contract commencing in early May 2007. Accordingly, since May 2007, the FSO segment has included four FSO units.

The operating results for the FSO segment for the three and nine months ended September 30, 2007 increased from the same periods in 2006 primarily due to the inclusion of the operating results of the *Navion Saga* commencing in the second quarter of 2007.

Other Operating Results

General and Administrative Expenses. General and administrative expenses increased to $15.7 million for the three months ended September 30, 2007, from $14.0 million for the same period last year. General and administrative expenses decreased to $47.2 million for the nine months ended September 30, 2007, from $57.5 million for the same period last year. These changes were primarily due to:

- increases of $0.9 million and $2.1 million, respectively, for the three and nine months ended September 30, 2007 relating to an increase in shore-based compensation, travel and consulting fees; and

- increases of $0.6 million and $1.6 million, respectively, for the three and nine months ended September 30, 2007 relating to additional expenses as a result of our being a publicly-traded limited partnership since our initial public offering in December 2006;

  partially offset by

- a decrease of $13.9 million for the nine months ended September 30, 2007 in general and administrative expenses as a result of the sale of Navion Shipping Ltd. to Teekay Corporation in July 2006. Prior to our initial public offering, general and administrative expenses were allocated based on OPCO's proportionate share of Teekay Corporation's total ship-operating (calendar) days for each of the periods presented; since the initial public offering, we have incurred general and administrative expenses primarily through services agreements between we, OPCO and certain of its subsidiaries and subsidiaries of Teekay Corporation.

Interest Expense. Interest expense increased to $21.6 million and $57.6 million, respectively, for the three and nine months ended September 30, 2007, from $13.8 million and $38.3 million for the same periods last year, primarily due to:

- increases of $11.1 million and $31.7 million, respectively, for the three and nine months ended September 30, 2007 relating to additional debt of $773 million under a new revolving credit facility OPCO entered into during the fourth quarter of 2006; and

- increases of $3.2 million and $9.6 million, respectively, for the three and nine months ended September 30, 2007 due to the Consolidation of Joint Ventures; and

- an increase of $1.5 million for the three and nine months ended September 30, 2007 due to the assumption of debt relating to the *2007 Shuttle Tanker Acquisitions*;

  partially offset by

- decreases of $3.3 million and $10.1 million, respectively, for the three and nine months ended September 30, 2007, relating to the settlement of interest-bearing advances from affiliates during the fourth quarter of 2006;

- decreases of $4.7 million and $8.9 million, respectively, for the three and nine months ended September 30, 2007, relating to interest incurred under one of the revolving credit facilities, which was prepaid and cancelled prior to our initial public offering; and

- decreases of $1.7 million and $6.3 million, respectively, for the three and nine months ended September 30, 2007, relating to interest incurred by Teekay Offshore Partners Predecessor on one of its revolving credit facilities, which was not transferred to OPCO prior to our initial public offering.

Interest Income. Interest income increased to $1.8 million for the three months ended September 30, 2007, from $1.0 million for the same period last year, primarily due to an increase in average cash balances during the three months ended September 30, 2007 compared to the same period last year. Interest income for the nine months ended September 30, 2007 remained substantially unchanged from the same period last year.

Equity Income From Joint Ventures. Equity income from OPCO's 50%-owned joint ventures was $1.4 million and $4.6 million for the three and nine months ended September 30, 2006, respectively. On December 1, 2006, the operating agreements for these joint ventures were amended, resulting in OPCO obtaining control of these joint ventures and, consequently, OPCO has consolidated these entities since December 1, 2006.

Foreign Currency Exchange Gains (Losses). Foreign currency exchange loss was $4.4 million for the three months ended September 30, 2007, compared to a foreign currency exchange gain of $7.5 million for the same period last year. Foreign currency exchange loss was $14.3 million for the nine months ended September 30, 2007 compared to a foreign currency exchange loss of $11.2 million for the same period last year. These foreign currency exchange losses and gains, substantially all of which were unrealized, are due primarily to the relevant period-end revaluation of Norwegian Kroner-denominated monetary assets and liabilities for financial reporting purposes. Gains reflect a stronger U.S. Dollar against the Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses reflect a weaker U.S. Dollar against the Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period.

Income Tax Recovery (Expense). Income tax expense was $6.1 million for the three months ended September 30, 2007, compared to an income tax recovery of $4.5 million for the same period last year. Income tax expense was $2.7 million for the nine months ended September 30, 2007, compared to income tax expense of $3.2 million for the same period last year. The $10.6 million increase to income tax expense and $0.5 million decrease in income tax expense, respectively, were primarily due to an increase in deferred income tax expense relating to unrealized foreign exchange translation gains for the three months ended September 30, 2007, partially offset by deferred income tax recoveries from the financial restructuring of our Norwegian shuttle tanker operations during 2006.

Other Income. Other income for the three and nine months ended September 30, 2007 and 2006 was $3.0 million and $8.3 million, and $2.8 million and $8.5 million, respectively, which was primarily comprised of leasing income from our volatile organic compound emissions (or *VOC*) equipment.

Non-controlling Interest. Non-controlling interest for the three and nine months ended September 30, 2007 was $6.8 million and $42.5 million, respectively, which primarily reflects Teekay Corporation's 74.0% interest in OPCO of $6.1 million and $39.0 million, respectively.

Net Income. As a result of the foregoing factors, net income was $2.1 million and $12.7 million for the three and nine months ended September 30, 2007, respectively, compared to $32.3 million and $15.5 million for the same periods last year, respectively.

Liquidity and Capital Resources

Liquidity and Cash Needs

As at September 30, 2007, our total cash and cash equivalents were $96.6 million, compared to $114.0 million at December 31, 2006. Our total liquidity, including cash, cash equivalents and undrawn long-term borrowings, was $361.1 million as at September 30, 2007, compared to $429.0 million as at December 31, 2006. The decrease in liquidity was primarily the result of our purchase of the *Navion Bergen LLC* and *Navion Gothenburg LLC* in July 2007, the payment of cash distributions by us and OPCO and expenditures for vessels and equipment, partially offset by cash generated by our operating activities during the nine months ended September 30, 2007.

In addition to distributions on our equity interests, our primary short-term liquidity needs are to fund general working capital requirements and drydocking expenditures, while our long-term liquidity needs primarily relate to expansion and investment capital expenditures and other maintenance capital expenditures and debt repayment. Expansion capital expenditures are primarily for the purchase or construction of vessels to the extent the expenditures increase the operating capacity of or revenue generated by our fleet, while maintenance capital expenditures primarily consist of drydocking expenditures and expenditures to replace vessels in order to maintain the operating capacity of or revenue generated by our fleet. Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures.

We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations. We believe that cash flows from operations will be sufficient to meet our existing liquidity needs for at least the next 12 months. Generally, our long-term sources of funds will be from cash from operations, long-term bank borrowings and other debt or equity financings, or a combination thereof. Because we and OPCO distribute all of our and its available cash, we expect that we and OPCO will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion and investment capital expenditures, including opportunities we may pursue under the omnibus agreement with Teekay Corporation and other of its affiliates.

Cash Flows. The following table summarizes our sources and uses of cash for the periods presented:

	Nine Months Ended September 30,	
	2007 ($000's)	**2006** ($000's)
Net cash flow from operating activities	58,502	93,077
Net cash flow from financing activities	(7,944)	(99,286)
Net cash flow from investing activities	(67,955)	(18,012)

Operating Cash Flows. Net cash flow from operating activities decreased to $58.5 million for the nine months ended September 30, 2007, from $93.1 million for the same period in 2006, primarily reflecting a $40.0 million increase in cash distributions paid by OPCO to non-controlling interest owners, a $9.3 million increase in drydocking expenditures, and an increase in interest expense from our new revolving credit facility which we entered into during the fourth quarter of 2006 and the assumption of debt due to our acquisition of the *Navion Bergen* and our 50% interest in the *Navion Gothenburg*, partially offset by an increase in cash flows from operations due to an increase in the hire rate earned by our nine conventional tankers, which are on time charters with a subsidiary of Teekay Corporation and the inclusion of the results of the *Navion Bergen* and *Navion Gothenburg* since July 2007. Net cash flow from operating activities depends upon the timing and amount of drydocking expenditures, repairs and maintenance activity, vessel additions and dispositions, foreign currency rates, changes in interest rates, fluctuations in working capital balances and spot market hire rates. The number of vessel drydockings tends to be uneven between years.

Financing Cash Flows. Prior to our initial public offering in December 2006, advances under revolving credit facilities, advances from Teekay Corporation and net cash flow from operations were used to finance OPCO's investments in vessels and equipment and direct financing leases. In addition, advances under the revolving credit facilities were loaned to Teekay Corporation to temporarily finance vessel construction and for other general corporate purposes. In effect, prior to the initial public offering these revolving credit facilities were used as corporate-related debt of Teekay Corporation. Net proceeds from long-term debt, prepayments of long-term debt and net advances to affiliates during the periods prior to our initial public offering reflect this use. Prior to our initial public offering, OPCO settled its advances from affiliates.

Scheduled debt repayments were $12.2 million during the nine months ended September 30, 2007. Net proceeds from long-term debt of $137.0 million were used to make debt prepayments of $115.0 million during the nine months ended September 30, 2007 and to partially finance the acquisition of the *Navion Bergen* and our 50% interest in the *Navion Gothenburg*.

Cash distributions paid during the nine months ended September 30, 2007 totaled $15.0 million. Subsequent to September 30, 2007, cash distributions were declared and paid on November 14, 2007 for the three months ended September 30, 2007 and totaled $7.7 million.

Investing Cash Flows. During the nine months ended September 30, 2007, we incurred $65.4 million for the acquisition of the *Navion Bergen* and our 50% interest in the *Navion Gothenburg*. During the nine months ended September 30, 2007 and 2006, we incurred $13.3 million and $21.4 million, respectively, of expenditures for vessels and equipment, and incurred $8.3 million and $6.8 million, respectively, in investments in direct financing leases. During the nine months ended September 30, 2007 and 2006, we received $15.9 million and $13.9 million, respectively, in scheduled repayments received from the leasing of our VOC equipment. During the nine months ended September 30, 2007 and 2006, we received $3.2 million and $8.9 million, respectively, in proceeds from the sale of certain offshore equipment and one older shuttle tanker, respectively.

Credit Facilities

As at September 30, 2007, our total debt was $1,449.4 million, compared to $1,303.4 million as at December 31, 2006. As at September 30, 2007, we had three revolving credit facilities available, which, as at such date, provided for borrowings of up to $1,417.7 million, of which $264.5 million was undrawn. As at September 30, 2007, each of our six 50%-owned joint ventures had an outstanding term loan, which, in aggregate, totaled $296.2 million. The joint venture term loans reduce in semi-annual payments with varying maturities through 2017. Please read Item 1 – Financial Statements: Note 7 – Long-Term Debt.

Our three revolving credit facilities have the following terms:

▪ *Amended 2006 Revolving Credit Facility*. This 8-year amended reducing revolving credit facility allows OPCO and it subsidiaries to borrow up to $455 million (subject to scheduled reductions through 2014) and may be used for acquisitions and for general partnership purposes. Obligations under this credit facility are collateralized by first-priority mortgages on eight of OPCO's vessels. Borrowings under the facility may be prepaid at any time in amounts of not less than $5.0 million.

▪ *New 2006 Revolving Credit Facility*. This 8-year reducing revolving credit facility allows for borrowing of up to $940 million (subject to scheduled reductions through 2014) and may be used for acquisitions and for general partnership purposes. Obligations under this credit facility are collateralized by first-priority mortgages on 19 of OPCO's vessels. Borrowings under the facility may be prepaid at any time in amounts of not less than $5.0 million. This credit facility allows OPCO to make working capital borrowings and loan the proceeds to us (which we could use to make distributions, provided that such amounts are paid down annually).

▪ *New 2007 Revolving Credit Facility*. This 10-year reducing revolving credit facility allows for borrowing of up to $70 million and may be used for general partnership purposes. Obligations under this credit facility are collateralized by a first-priority mortgage on one of our vessels. Borrowings under the facility may be prepaid at any time in amounts of not less than $5.0 million.

Two of the revolving credit facilities contain covenants that require OPCO to maintain the greater of a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months of maturity) of at least $75.0 million and 5.0% of OPCO's total consolidated debt, which as at September 30, 2007 was $65.7 million. OPCO's minimum liquidity as at September 30, 2007 was $333.7 million. The remaining revolving credit facility is guaranteed by Teekay Corporation and contains covenants that require Teekay Corporation to maintain the greater of a minimum liquidity of at least $50.0 million and 5.0% of Teekay Corporation's total consolidated debt. As at September 30, 2007, we and Teekay Corporation were in compliance with all of our covenants under these credit facilities.

The term loans of our 50% joint ventures are collateralized by first-priority mortgages on the vessels to which the loans relate, together with other related collateral. As at September 30, 2007, we had guaranteed $42.2 million of these term loans, which represents our 50% share of the outstanding vessel mortgage debt in two of these 50%-owned joint venture companies. Teekay Corporation and our joint venture partner have guaranteed the remaining $254.0 million.

Interest payments on the revolving credit facilities and term loans are based on LIBOR plus a margin. At September 30, 2007 and December 31, 2006, the margins ranged between 0.45% and 0.80%.

All of our vessel financings are collateralized by the applicable vessels. The term loans used to finance the six 50%-owned joint venture shuttle tankers and our three revolving credit facility agreements contain typical covenants and other restrictions, including those that restrict the relevant subsidiaries from:

• incurring or guaranteeing indebtedness;

• changing ownership or structure, including by mergers, consolidations, liquidations and dissolutions;

• making dividends or distributions when in default of the relevant loans;

• making capital expenditures in excess of specified levels;

• making certain negative pledges or granting certain liens;

• selling, transferring, assigning or conveying assets; or

• entering into a new line of business.

We conduct our funding and treasury activities within corporate policies designed to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate levels of liquidity for our purposes. We hold cash and cash equivalents primarily in U.S. Dollars.

Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as at September 30, 2007:

	Total	Fourth Quarter of 2007	2008 and 2009	2010 and 2011	Beyond 2011
			(in millions of U.S. dollars)		
Long-term debt [1]	1,449.4	3.7	126.4	255.0	1,064.3
Chartered-in vessels (operating leases)	497.5	38.1	188.8	138.1	132.5
Purchase obligation	41.7	-	41.7	-	-
Total contractual obligations	1,988.6	41.8	356.9	393.1	1,196.8

 (1) Excludes expected interest payments of $21.4 million (fourth quarter of 2007), $163.9 million (2008 and 2009), $142.7 million (2010 and 2011) and $148.5 million (beyond 2011). Expected interest payments are based on LIBOR, plus margins which ranged between 0.45% and 0.80% as at September 30, 2007. The expected interest payments do not reflect the effect of related interest rate swaps that hedge certain of the floating-rate debt.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

CRITICAL ACCOUNTING ESTIMATES

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties, can be found in Item 5. Operating and Financial Review and Prospects, in our Annual Report on Form 20-F for the year ended December 31, 2006.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the three months and nine months ended September 30, 2007 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Exchange Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

· our future growth prospects;

· results of operations and revenues and expenses;

· offshore and tanker market fundamentals, including the balance of supply and demand in the offshore and tanker market;

· future capital expenditures and availability of capital resources to fund capital expenditures;

· offers of shuttle tankers, FSOs and FPSOs and related contracts from Teekay Corporation;

· obtaining offshore projects that we or Teekay Corporation bid on or have been awarded;

· delivery dates of and financing for newbuildings or existing vessels;

· the commencement of service of newbuildings or existing vessels;

· our liquidity needs; and

· our exposure to foreign currency fluctuations, particularly in Norwegian Kroner.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe", "anticipate", "expect", "estimate", "project", "will be", "will continue", "will likely result", "plan", "intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of oil from offshore oil fields; changes in the demand for offshore oil transportation, production and storage services; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; loss of any customer, time charter or vessel; shipyard production or vessel delivery delays; our potential inability to raise financing to purchase additional vessels; our exposure to currency exchange rate fluctuations; changes to the amount of proportion of revenues and expenses denominated in foreign currencies; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2006,. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

ITEM 3 -   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our unhedged floating-rate borrowings. Significant increases in interest rates could adversely affect operating margins, results of operations and our ability to service debt. From time to time, we use interest rate swaps to reduce exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with the floating-rate debt. Changes in the fair value of our interest rate swaps are recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of an interest rate swap's change in fair value is immediately recognized in income.

The tables below provide information about financial instruments as at September 30, 2007 that are sensitive to changes in interest rates. For debt obligations, the table presents principal payments and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

| | **Expected Maturity Date** | | | | | | | | |
	Fourth Quarter of 2007	**2008**	**2009**	**2010**	**2011**	**Thereafter**	**Total**	**Fair Value Asset/ (Liability)**	**Rate** [1]
						(in millions of U.S. dollars, except percentages)			
Long-Term Debt:									
U.S. Dollar-denominated [2]	3.7	55.6	70.8	97.6	157.4	1,064.3	1,449.4	(1,449.4)	5.9%
Interest Rate Swaps:									
Contract Amount [3]	295.1	12.4	547.6	12.8	13.1	697.9	1,578.9	16.1	4.9%
Average Fixed Pay Rate [2]	5.4%	4.9%	4.7%	4.9%	4.9%	4.8%	4.9%		

—————

(1) Rate refers to the weighted-average effective interest rate for our debt, including the margin paid on our floating-rate debt and the average fixed pay rate for interest rate swaps. The average fixed pay rate for interest rate swaps excludes the margin paid on the floating-rate debt, which as of September 30, 2007 ranged from 0.45% to 0.80%.

(2) Interest payments on floating-rate debt and interest rate swaps are based on LIBOR.

(3) The average variable receive rate for interest rate swaps is set quarterly at the 3-month LIBOR or semi-annually at the 6-month LIBOR.

Counterparties to these financial instruments expose us to credit-related losses in the event of nonperformance; however, counterparties to these agreements are major financial institutions, and we consider the risk of loss due to nonperformance to be minimal. Neither we nor OPCO requires collateral from these institutions. Neither we nor OPCO holds or issues interest rate swaps for trading purposes.

Foreign Currency Risk

Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, virtually all of our revenues and most of our operating costs are in U.S. Dollars. We incur certain vessel operating expenses and general and administrative expenses in foreign currencies, the most significant of which is the Norwegian Kroner and, to a lesser extent, Australian Dollars, Euros and Singapore Dollars. For the three and nine months ended September 30, 2007 and 2006, approximately 53%, 51%, 46%, and 39%, respectively, of vessel operating costs and general and administrative expenses were denominated in Norwegian Kroner. There is a risk that currency fluctuations will have a negative effect on the value of cash flows

On the closing of our initial public offering, OPCO entered into new services agreements with subsidiaries of Teekay Corporation whereby the subsidiaries operate and crew OPCO's vessels. Under these service agreements, OPCO pays all vessel operating expenses in U.S. Dollars and will not be subject to Norwegian Kroner exchange fluctuations until 2009. Beginning in 2009, payments under the service agreements will adjust to reflect any change in Teekay Corporation's cost of providing services based on fluctuations in the value of the Norwegian Kroner relative to the U.S. Dollar. We may seek to hedge this currency fluctuation risk in the future. At September 30, 2007, we were committed to foreign exchange contracts for the forward purchase of approximately Australian Dollars 5.7 million, Euros 4.0 million, and Singapore Dollars 2.9 million for U.S. Dollars at an average rate of Australian Dollar 1.31 per U.S. Dollar, Euro 0.72 per U.S. Dollar and Singapore Dollar 1.51 per U.S. Dollar. The foreign exchange forward contracts mature as follows: $8.8 million in 2007; and $2.9 million in 2008.

To the extent the hedge is effective, changes in the fair value of the forward contract are recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of a forward contract's change in fair value is immediately recognized in income.

Although the majority of transactions, assets and liabilities are denominated in U.S. Dollars, OPCO had Norwegian Kroner-denominated deferred income taxes of approximately 475.6 million ($88.3 million) at September 30, 2007. Neither we nor OPCO has entered into any forward contracts to protect against currency fluctuations on any future taxes.

PART II – OTHER INFORMATION

Item 1 – Legal Proceedings

    None

Item 1A – Risk Factors

    In addition to the other information set forth in this Quarterly Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, "Item 3. Key Information" in our Annual Report on Form 20-F for the year ended December 31, 2006, which could materially affect our business, financial condition or results of operations. There have been no material changes in our risk factors from those disclosed in our 2006 Annual Report on Form 20-F.

Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds

    None

Item 3 – Defaults Upon Senior Securities

    None

Item 4 – Submission of Matters to a Vote of Security Holders

    None

Item 5 – Other Information

    None

Item 6 – Exhibits

    The following exhibits are filed as part of this Report:

3.1   Certificate of Limited Partnership of Teekay Offshore Partners L.P. (1)
3.2   First Amended and Restated Agreement of Limited Partnership of Teekay Offshore Partners L.P. (2)
3.3   Certificate of Formation of Teekay Offshore GP L.L.C. (1)
3.4   Amended and Restated Limited Liability Company Agreement of Teekay Offshore GP L.L.C. (1)
3.5   Certificate of Limited Partnership of Teekay Offshore Operating L.P. (1)
3.6   Amended and Restated Agreement of Limited Partnership of Teekay Offshore Operating Partners L.P. (1)
3.7   Certificate of Formation of Teekay Offshore Operating GP L.L.C. (1)
3.8   Amended and Restated Limited Liability Company Agreement of Teekay Offshore Operating GP L.L.C. (1)
15.1   Acknowledgement of Independent Registered Public Accounting Firm

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(1)   Previously filed as an exhibit to the Partnership's Registration Statement on Form F-1 (File No. 333-139116), filed with the SEC on December 4, 2006, and hereby incorporated by reference to such Registration Statement.

(2)   Previously filed as Appendix A to the Partnership's Rule 424(b)(4) Prospectus filed with the SEC on December 14, 2006, and hereby incorporated by reference to such Prospectus.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE PARTNERSHIP:

·   REGISTRATION STATEMENT ON FORM S-8 (NO. 333-147682) FILED WITH THE SEC ON NOVEMBER 28, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.
By: Teekay Offshore GP L.L.C., its general partner

Date: December 21, 2007

By: /s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer
(Principal Executive, Financial and Accounting Officer)

Exhibit 15.1

ACKNOWLEDGEMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

December 21, 2007

To the Board of Directors and Unitholders of Teekay Offshore Partners L.P.

We are aware of the incorporation by reference in the Registration Statement (Form S-8 No. 333-147682) pertaining to the Teekay Offshore Partners L.P. 2006 Long Term Incentive Plan of our report dated October 31, 2007 relating to the unaudited interim consolidated financial statements of Teekay Offshore Partners L.P. and its subsidiaries that is included in its interim report (Form 6-K) for the three and nine months ended September 30, 2007.

Pursuant to Rule 436(c) of the Securities Act of 1933, our report is not a part of the registration statement prepared or certified by accountants within the meaning of Section 7 or 11 of the Securities Act of 1933.

/s/ Ernst & Young LLP
Chartered Accountants
Vancouver, Canada